As filed with the Securities and Exchange Commission on October 2, 2014

______________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

________________________

CatchMark Timber Trust, Inc.
(Name of Subject Company)

CatchMark Timber Trust, Inc.
(Name of Person(s) Filing Statement)

Class B-2 Common Stock
Class B-3 Common Stock
(Title of Class of Securities)

14912Y 400, Class B-2
14912Y 509, Class B-3
(CUSIP Number of Class of Securities)
________________________

Brian M. Davis
Senior Vice President and Chief Financial Officer
5 Concourse Parkway, Suite 2325
Atlanta, Georgia 30328
(404) 445-8480
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
________________________

With Copies to:

Rosemarie A. Thurston Lesley H. Solomon Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000
______________________________________________________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.     Subject Company Information.

(a) Name and Address. The name of the subject company is CatchMark Timber Trust, Inc., a Maryland corporation (the “Company”). The address and telephone number of the principal executive offices of the Company are 5 Concourse Parkway, Suite 2325, Atlanta, Georgia 30328, (404) 445-8480.

(b) Securities. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s Class B-2 Common Stock, par value $0.01 per share, and Class B-3 Common Stock, par value $0.01 per share (collectively, the “Shares”). As of September 30, 2014, there were 3,164,476 and 3,164,476 shares outstanding of Class B-2 and Class B-3 common stock, respectively.

Item 2.     Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person. The name, address and telephone number of the Company are set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by CMG Partners, LLC; CMG Legacy Income Fund, LLC; CMG Income Fund II, LLC; CMG Legacy Growth Fund, LLC; and CMG Acquisition Co., LLC (together, “CMG”) to purchase up to 200,000 Class B-2 Shares and 200,000 Class B-3 Shares at a purchase price equal to $10.00 and $8.00 per share, respectively, subject to the conditions set forth in the Offer to Purchase dated October 2, 2014 (the “Offer to Purchase”) and the related Agreement of Assignment and Transfer Form (together with the Offer to Purchase, the “CMG Offer”), as set forth in CMG’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2014 (the “Schedule TO”).

According to the Schedule TO, the address and principal executive offices of CMG are 12828 Northup Way, Suite 110, Bellevue, Washington 98005, and its telephone number is (425) 376-0693.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) CMG and its executive officers, directors or affiliates or (ii) the Company’s executive officers, directors or affiliates, except for agreements, arrangements or understandings or actual or potential conflicts of interest discussed in the sections entitled “Board of Directors and Corporate Governance-2013 Director Compensation,” “Board of Directors and Corporate Governance-Stock Ownership Guidelines for Independent Directors,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 22, 2014 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously sent to stockholders and is available free of charge on the SEC’s website at www.sec.gov.

Item 4.     The Solicitation or Recommendation.

(a) Recommendation. The information set forth in the letter to stockholders, dated October 2, 2014 (the “Letter to Stockholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the CMG Offer.

Item 5.     Person/Assets, Retained, Employed, Compensated or Used.

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the CMG Offer.

Item 6.     Interest in Securities of the Subject Company.

During the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7.     Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the CMG Offer that relate to a tender offer or other acquisition of the Shares by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the CMG Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the CMG Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.     Additional Information.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9, including the information incorporated herein by reference, may contain forward-looking statements regarding, among other things, the Company and the future value of the Shares. Forward-looking statements include, but are not limited to, statements that represent the Company’s beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company’s control or are subject to change, actual results could be materially different. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot guarantee that it will achieve or realize these plans, intentions or expectations. Factors that could cause the Company not to realize its plans, intentions or expectations include, but are not limited to, those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Company’s final prospectus filed with the SEC on December 12, 2013, the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9. Except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statements contained in this Schedule 14D-9.

Item 9.     Exhibits.

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CATCHMARK TIMBER TRUST, INC.
Date: October 2, 2014	/s/ Brian M. Davis
	Name:	Brian M. Davis
	Title:	Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
(a)(1)*	Letter to Stockholders of the Company, from Jerry Barag, Chief Executive Officer, President and Director of the Company dated as of October 2, 2014
(e)(1)
The information contained under the headings “Board of Directors and Corporate Governance-2013 Director Compensation,” “Board of Directors and Corporate Governance-Stock Ownership Guidelines for Independent Directors,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 22, 2014 is incorporated herein by reference.

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Company and filed herewith.